875 Third Avenue, 28th Floor New York, NY 10022 (646) 519-2456 50 California Street, 29th Floor - Suite 2950 San Francisco, CA 94111 (415) 900 3871 www.focusfinancialpartners.com

August 18, 2020

Via EDGAR

Mark Brunhofer

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Focus Financial Partners Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 25, 2020
File No 001-38604

Dear Mr. Brunhofer:

Reference is made to the letter dated July 28, 2020 (the “Comment Letter”) to Mr. James Shanahan, Chief Financial Officer of Focus Financial Partners Inc. (the “Company”, “Focus”, “our” or “we”), setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response to each comment set forth immediately following the comment.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations How We Evaluate Our Business, page 47

1.	Please represent to us that in future filings on Forms 10-K and 10-Q you will balance your tabular disclosure of key financial metrics with your GAAP net income or loss. See Compliance and Disclosure Interpretation (C&DI) Question 102.10 on Non-GAAP Financial Measures. This comment also applies to your earnings releases and accompanying slide decks furnished on Forms 8-K, noting that Item 10(e)(1)(i)(A) of Regulation S-K applies to these disclosures under Instruction 2 to Item 2.02 of Form 8-K.

Response: We acknowledge the Staff’s comment regarding our tabular disclosure of key financial metrics. We also note Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In order to provide greater prominence to our GAAP results, we have modified our tabular disclosure of key financial metrics beginning with our Form 10-Q for the quarterly period ended June 30, 2020 filed with the Commission on August 6, 2020 and our related earnings release dated August 6, 2020 furnished with the Commission under Item 2.02 of Form 8-K. For convenience, we have presented the revised tabular disclosure below and have bolded and underlined the additional disclosures that were added to the table.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(dollars in thousands, except per share data)
Revenue Metrics:
Revenues	$301,545	$313,109	$561,469		$650,163
Revenue growth (1) from prior period	30.3%	3.8%	31.3%		15.8%
Organic revenue growth (2) from prior period	18.0%	(0.3)%	11.0%		9.8%

Management Fees Metrics (operating expense):
Management fees	$79,252	$76,987	$136,258		$160,680
Management fees growth (3) from prior period	30.9%	(2.9)%	27.5%		17.9%
Organic management fees growth (4) from prior period	16.5%	(8.2)%	6.6%		9.7%

Net income (loss) metrics:
Net income	$3,102	$3,328	$274		$37,347
Net income growth from prior period	140.5%	7.3%	101.4%		*
Income (loss) per share of Class A common stock:
Basic	$0.02	$0.05	$(0.05)		$0.48
Diluted	$0.02	$0.03	$(0.05)		$0.48
Income (loss) per share of Class A common stock change from prior period:
Basic	N/A	150.0%	N/A	$	*
Diluted	N/A	50.0%	N/A	$	*

Adjusted EBITDA Metrics:
Adjusted EBITDA (5)	$62,953	$74,756	$117,467		$152,776
Adjusted EBITDA growth (5) from prior period	21.3%	18.7%	22.2%		30.1%

Adjusted Net Income Metrics:
Adjusted Net Income (5)	$41,232	$54,293	$76,946		$108,743
Adjusted Net Income growth (5) from prior period	42.1%	31.7%	41.3%		41.3%

Adjusted Net Income Per Share Metrics:
Adjusted Net Income Per Share (5)	$0.55	$0.71	$1.03		$1.43
Adjusted Net Income Per Share growth (5)
from prior period	37.5%	29.1%	35.5%		38.8%
Adjusted Shares Outstanding (5)	74,444,102	76,239,848	74,422,405		76,256,932

Other Metrics:
Net Leverage Ratio (6) at period end	4.05x	3.85x	4.05x		3.85x
Acquired Base Earnings (7)	$6,725	$1,045	$18,638		$4,235
Number of partner firms at period end (8)	62	65	62		65

*	Not meaningful

We will continue to provide these types of balanced disclosures in our future filings.

2.	From footnote 3 to your reconciliation table on page 52, it appears that your Tax Adjustment includes a benefit for intangible asset amortization that is being removed from your Adjusted Net Income non-GAAP measure. Please tell us:

•	How you calculated the Tax Adjustment in each period presented;
•	Why it is appropriate to reflect this tax benefit in your Adjusted Net Income measure

Response: We have combined our responses to the two bulleted questions in this response.

As further described in our filings with the Commission, Focus was formed for the sole purpose of completing its initial public offering and related reorganization transactions in order to carry on the business of Focus Financial Partners, LLC and its subsidiaries (“Focus LLC”). Focus is the managing member of Focus LLC and operates and controls the businesses and affairs of Focus LLC. This is commonly referred to as an “Up-C” structure. Currently, Focus is subject to U.S. federal, state and local income taxes on Focus’ allocable portion of taxable income from Focus LLC. Focus LLC is treated as a partnership for U.S. federal income tax purposes.

Given our “Up-C” structure, we compute Adjusted Net Income and Adjusted Net Income Per Share assuming that all of the non-controlling interests in Focus LLC were exchanged for shares of Class A common stock of Focus. We believe this provides a meaningful measure of the consolidated performance of the Company and allows holders of our Class A common stock to evaluate, on a combined basis, the per share economic interests of the Company’s performance. Under this approach, all of the Company’s earnings would be subject to U.S. corporate income taxes. As such, a pro forma income tax rate of 27% is applied, which represents our estimate of the effective income tax rate of the Company under this scenario based on the statutory tax rates in the jurisdictions we currently conduct business. As we are predominantly a U.S. company, this rate principally reflects the U.S. federal and estimated state and local income tax rates. We refer to this adjustment as “Pro forma income tax expense.”

With respect to the tax benefit associated with intangible assets, with limited exceptions, our acquisitions have been structured as acquisitions of all of the assets of the target firm by Focus LLC and the majority of such assets are typically intangible assets. Pursuant to Internal Revenue Code Section 197, the Company is permitted to amortize intangible assets acquired in asset acquisitions over 15 years for income tax purposes. This results in a substantial tax deduction each year relating to the amortization of acquired tax intangible assets. We believe it is appropriate to reflect this benefit to shareholders as “Tax Adjustments” in the computation of Adjusted Net Income because the “Pro forma income tax expense” does not reflect this substantial tax benefit. Each amount included in “Tax Adjustments” ($16.2 million, $22.8 million and $31.9 million for the years 2017, 2018 and 2019, respectively) represents the net tax benefit available in that period as a result of tax intangible amortization, and as such represents a cash tax benefit to the Company.

We believe that it is meaningful to investors to understand these significant cash tax benefits associated with our business model and the structuring of our acquisitions, which a GAAP effective tax rate would not otherwise capture due to our “Up-C” structure. Based on investor feedback and to enhance our disclosures relating to these tax benefits, (i) beginning with our Form 10-Q for the quarterly period ended September 30, 2018, we also began disclosing the expected Tax Adjustments for the next 12 months in each of our periodic filings with the Commission (which is included as footnote (3) to the reconciliation of our net income (loss) to Adjusted Net Income and Adjusted Net Income Per Share in our Form 10-K), and (ii) beginning with our earnings release supplement dated February 20, 2020, we began showing the total value of the gross unamortized intangible tax asset (refer to slide 28 of the earnings release supplement dated August 6, 2020 where we refer to this as the “intangible tax asset shield”).

We also highlight to the Staff that the amount that is disclosed in footnote (3) to the reconciliation table ($35.0 million as of December 31, 2019) represents the estimated “Tax Adjustments” from intangible asset related income tax benefits from closed acquisitions based on a pro forma 27% tax rate for the next 12 months. This amount does not impact the current calculations of Adjusted Net Income and Adjusted Net Income Per Share, but rather is provided as supplemental disclosure to assist investors with understanding the future short-term tax benefit available related to tax intangible amortization as of the respective date.

•	How the inclusion of this adjustment is consistent with the guidance in Non-GAAP Financial Measures C&DI Question 102.11 to include current and deferred income tax expense commensurate with the non-GAAP measure of profitability; and

Response: The guidance in Non-GAAP Financial Measures C&DI Question 102.11 indicates, in part, that “A registrant should provide income tax effects on its non-GAAP measures depending on the nature of the measures. If a measure is a liquidity measure that includes income taxes, it might be acceptable to adjust GAAP taxes to show taxes paid in cash. If a measure is a performance measure, the registrant should include current and deferred income tax expense commensurate with the non-GAAP measure of profitability.”

A significant element of our computation of Adjusted Net Income is to eliminate the impact of certain non-cash items. The most significant of these non-cash items each period is book intangible amortization. We believe, as noted in our immediately preceding response, that our investors benefit from an understanding of the operating cash flows associated with the significant cash tax benefits generated by tax intangible amortization available based on our typical acquisition structure. In combination with the “Pro forma income tax expense” of 27% discussed above, we believe this presents valuable information regarding the impact of significant tax deductions available to the Company that would otherwise be part of deferred tax benefit and not clear to investors.

•	In conjunction with your response to the previous bullet, how your non-GAAP effective tax rates ranging from 10.2% to 11.1% in the last three fiscal years are sustainable and reasonable.

Response: We note that the effective tax rates in the Staff’s bullet point above are computed by comparing the “Pro forma income tax expense” plus “Tax Adjustments” to the “pre-tax Adjusted Net Income.” Given that the Tax Adjustments are intended to show the significant cash tax benefits associated with tax intangible amortization as discussed above, we respectfully believe a calculation of an effective tax rate in this manner would not be appropriate as it would combine different aspects of accrual and cash accounting. It is for this reason we do not specifically calculate or otherwise disclose a non-GAAP effective tax rate. Rather, the tax impact of our Adjusted Net Income calculation is intended to present the estimated cash tax expense associated with the “pre-tax Adjusted Net Income.” We breakout these components to allow readers to understand that the calculation includes both an estimated 27% effective tax rate on pre-tax Adjusted Net Income (which excludes book intangible amortization expense), plus the cash benefit from tax amortization of intangible assets.

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-11

3.	You disclose that your fees for your various services are either based on a contractual percentage of your client’s assets, a flat fee, an hourly rate or a combination of such fees and are billed either in advance or arrears on a monthly, quarterly or semiannual basis. You also disclose that your services are performed over time and that some of your arrangements may contain a single or multiple performance obligations. In the first paragraph on page 44 in Management's Discussion and Analysis of Financial Condition and Results of Operations you disclose that because of the variety of your billing practices across your partner firms, the timing of any impact of short-term financial market movements on revenues will vary and that the impact on revenues by market movements generally result in a one quarter lagged effect. Please address the following, referencing for us the authoritative literature you rely upon to support your position by telling us:

•	Why your billing practices impact the amount of revenue you recognize and why the impact of market movements on revenues recognized are generally reflected on a one quarter lag. In this regard, revenues are generally recorded at the amount of consideration to which you expect to be entitled in exchange for the services provided irrespective of the billing provisions under the relevant contract.

Response: Our partner firms provide comprehensive wealth management services to ultra-high net worth and high net worth individuals and families, as well as business entities. Our partner firms are primarily Registered Investment Advisors (“RIAs”) and derive a substantial majority of their revenues from wealth management fees for investment advice, financial and tax planning, consulting, tax return preparation, family office services and other services. Wealth management fees are primarily based either on a contractual percentage of the client assets, a flat fee, an hourly rate or a combination of such fees and are billed either in advance or arrears on a monthly, quarterly or semiannual basis.

In many cases the amounts billed to clients for a particular period, and therefore the amount of consideration our partner firms are entitled to in exchange for their services, are done at or near the beginning of a quarter. Such amounts are contractually based on the market value of client assets as of the beginning of the quarter and relate to services to be performed during that upcoming quarter. This type of arrangement is common in the RIA industry. For example, our partner firms may have “Client A” with a market value of client assets of $2,000,000 as of April 1. If the client contract (typically referred to as the Investment Management Agreement, or “IMA”) provides that quarterly fees are 0.25% of client assets1, then our partner firm would be entitled to $5,000 of fees for the quarter ending June 30. Accounting Standards Codification (“ASC”) 606-10-32-1 and 32-2 state that an entity shall recognize as revenue the amount of the transaction price that is allocated to that performance obligation, and that an entity shall consider the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised services. Additionally, the guidance in ASC 606-10-25-27a states that revenue should be recognized over time as the entity satisfies the performance obligation and as the customer receives the benefit of the entity’s performance. Therefore, in the example above, the $5,000 fee would be recognized over the three-month period ending June 30 as the client receives the benefit of our partner firms’ investment advice throughout that quarter in exchange for the fees billed in advance.

In our filings, we disclose the estimated percentage of our revenues that are correlated to the financial markets, and of that amount, the estimated percentage that are generated from advance billings. We began providing these additional disclosures as a result of investor feedback, and we believe these disclosures allow investors to better understand our revenues. For example, because equity markets had declined at April 1, 2020, client assets at such date were impacted accordingly. As a result, the amount of fees that our partner firms charged for their services during the second quarter ended June 30, 2020 was less than the prior quarter (assuming everything else constant) even though markets had recovered by June 30, 2020. This is what the discussion of the “one quarter lag” represents.

In summary, revenue is only recognized when all of the revenue recognition criteria are met, and is recognized over the service period, irrespective of when such amounts are billed.

•	How you recognize revenue for contracts based on a contractual percentage of your client's assets, a flat fee, an hourly rate or a combination of such fees. In your response specifically tell us:
o	How you identify the performance obligations for each type of contract and, when applicable, how you allocate transaction price among multiple performance obligations; and
o	Whether any of these contract types result in variable consideration that is constrained and, if so, how it is constrained.

1 For purposes of this response, this is a simplified assumption. Actual fee structures can vary and may include “tiers” based on total client assets.

Response: We believe our response to the immediately preceding question addresses revenue recognition based on percentage of clients’ assets. Furthermore, as our disclosures indicate, our partner firms may charge their clients based on flat fees, hourly rates, and/or some combination of these depending on the types of services being performed.

Our partner firms may have arrangements with clients to charge a flat fee in exchange for providing holistic wealth management services (which may include investment advice, financial and tax planning services, etc.). ASC 606-10-25-14 states that an entity shall assess the services promised in a contract and shall identify as a performance obligation each promise to transfer a good or service (or a bundle of goods or services) that is distinct. In these cases, we determined that there is one performance obligation which is providing holistic wealth management services for the flat fee. As such, allocation to multiple performance obligations is not applicable. In these cases, revenue is recognized over the respective service period.

Our partner firms may also perform services that are charged based on hourly rates. These services typically are for special client projects not otherwise covered by the flat fee and/or percentage of client assets. For example, a client may engage a partner firm to complete a comprehensive estate planning strategy. In these cases, revenue is recognized over the period of time the performance obligations are met, which is typically over the period in which those services are performed.

We note that ASC 606-10-32-11 discusses constraining estimates of variable consideration, and states that an entity shall include in the transaction price some or all of an amount of variable consideration estimated only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Our revenue generating contracts do not contain any “constraints.” This is supported by our historical experience as we have not had any significant reversals of cumulative revenue previously recognized.

•	How your current policy disclosure and other disclosures address:
o	The significant judgments involved and changes in judgment as required by ASC 606-10-50-1b and 50-17.

Response: ASC 606-10-50-1b and 17 state than an entity shall disclose the judgments, and changes in the judgments, made that significantly affect the determination of the amount and timing of revenue from contracts with customers. In particular, this would include judgments used in determining the timing of satisfaction of performance obligations and the transaction price and the amounts allocated to performance obligations. We believe that our accounting policy adequately discloses the fact that revenues are recognized over the period in which the services are provided for the transaction price and that there are no significant judgments. Our responses to the following points provide additional background to our policy disclosures.

o	The revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period as required by ASC 606-10-50-8b.

Response: The Company respectfully advises the Staff that the contract liability is recorded as deferred revenue, which is separately presented in the consolidated balance sheet and the significant accounting policy footnote provides additional discussion on the deferred revenue balance. Typically, the deferred revenue is recognized as revenue within 6 months. We also note that since the beginning of 2018, the consolidated deferred revenue balance reported on the quarter-end and year-end consolidated balance sheets were, on average, only ~3% of quarterly consolidated revenues. As such, no additional disclosure is deemed necessary.

o	Any cumulative catch-up adjustments to revenue that affect the corresponding contract asset or contract liability, including adjustments arising from a change in the measure of progress, a change in estimate of transaction price or a contract modification as required by ASC 606-10-50-10b.

Response: The Company advises the Staff that we have not had any cumulative catch-up adjustments to revenue that affect the reported balance of deferred revenue. Additionally, as noted in our previous response, the consolidated deferred revenue balance reported on the quarter-end and year-end consolidated balance sheets were, on average, only ~3% of quarterly consolidated revenues. As such, no disclosure is deemed necessary.

o	Whether the consideration amount is variable and whether the estimate of variable consideration is typically constrained as required by ASC 606-10-50-12b.

Response: ASC 606-10-32-6 describes “variable consideration” broadly to include discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. The majority of consideration received by our partner firms is “variable consideration” as revenue is earned based on a contractual percentage of client assets or based on an hourly rate. ASC 606-10-50-12b states that if variable consideration is typically constrained, then the significant payment terms of the performance obligation should be disclosed. However, as noted in our response on page 6, our revenue generating contracts do not contain any “constraints” (i.e. it is probable that a significant revenue reversal will not occur in future periods). As such, this disclosure is not applicable.

o	Any revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods, including any changes in transaction price, as required by ASC 606-10-50-12A.

Response: We note that ASC 606-10-50-12A requires entities to disclose the amount of revenue recognized in the period that relates to amounts allocated to performance obligations that were satisfied (or partially satisfied) in previous periods (e.g., due to a change in transaction price or in estimates related to the constraint on revenue recognized). Based on the nature of our revenue generating contracts, the only such amounts that would fall into this category relate to the amount of deferred revenue recorded for amounts billed and received from clients prior to the services being performed. We believe this has been adequately addressed in our other responses, and therefore no additional disclosure is applicable.

o	The information about remaining performance obligations as required by ASC 606-10-50-13.

Response: ASC 606-10-50-13 states that an entity shall disclose the amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, and an explanation of when the entity expects to recognize such amount as revenue, either on a quantitative or qualitative basis. We believe our response to the above question on page 7 with respect to deferred revenue addresses this question.

o	The methods used to recognize revenue and an explanation of why the methods used provide a faithful depiction of the transfer of goods or services as required by ASC 606-10-50-18.

Response: ASC 606-50-18 states that for performance obligations that an entity satisfies over time, an entity shall disclose both the methods used to recognize revenue and an explanation of why the methods used provide a faithful depiction of the transfer of goods or services. Our accounting policy includes a statement that wealth management fees are accounted for as the related services are provided and consumed over time. Additionally, for “other revenue,” which includes fees earned for recordkeeping and administrative services provided to employee benefit plans as well as commissions and distribution fees and outsourced services, the policy includes a statement that revenue is recognized over the period in which the services are provided. We believe this method provides a faithful depiction of the transfer of services that is well understood in the industry and by investors.

o	The information about the methods, inputs, and assumptions used as required by ASC 606-10-50-20.

Response: ASC 606-10-50-20 states that an entity shall disclose information about the methods, input and assumptions used for determining the transaction price, assessing whether an estimate of variable consideration is constrained, allocating transaction price, and measuring obligations for refunds and other similar obligations. Our responses to the other points provide additional background on our arrangements that form the basis of our policy disclosures which we believe satisfy this disclosure requirement as it relates to our business.

o	The use of practical expedients as required by ASC 606-10-50-22.

Response: ASC 606-10-50-22 states that if an entity elects to use the practical expedient in either paragraph 606-10-32-18 (about the existence of a significant financing component) or paragraph 340-40-25-4 (about the incremental costs of obtaining a contract), the entity shall disclose that fact.

Our arrangements with clients do not contain any explicit or implicit significant benefit of financing for the transfer of services. As such, there is no “significant financing component.” While certain of our partner firms bill their clients in advance based on market values of client assets at the beginning of the period (as further described above), such billings typically occur during the actual quarter in which the services are being provided (as opposed to several months in advance of when the services are actually being performed as a hypothetical example). Therefore, we do not believe there is any significant financing component in these arrangements, and no disclosure is necessary.

ASC 340-40-25-1 through 25-4 state that an entity shall recognize an asset for the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs, and that as a practical expedient, such costs can be expensed as incurred if the amortization period of the asset that would be recognized is one year or less. The Company does not incur any significant costs in obtaining contracts with customers that would be applicable under this guidance. Certain referral fees may be paid by our partner firms, however these fees are not significant to the consolidated financial statements (less than 1% of consolidated revenues) and are typically paid to the referring entity in the same period in which our partner firms are earning the related revenue from the client. As such, no asset is recognized and therefore the practical expedient with regard to the amortization period is not applicable.

***

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures in the filing.

Please contact the undersigned at (646) 576-6577 should you require additional information or have any questions.

Very truly yours,

/s/ JAMES SHANAHAN
James Shanahan
Chief Financial Officer
Focus Financial Partners Inc.

cc:          J. Russell McGranahan, General Counsel

Brenda Lenahan (Vinson & Elkins LLP)